CapStar Financial Holdings, Inc.

1201 Demonbreun Street Suite 700

Nashville, Tennessee 37203

(615) 732-6400

July 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Chris Dunham

Re:	CapStar Financial Holdings, Inc.

Registration Statement on Form S-4

File No. 333-226112

Request for Acceleration

Dear Mr. Dunham:

Reference is made to the Registration Statement on Form S-4 (File No. 333-226112) filed by CapStar Financial Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 10, 2018, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern time, on July 26, 2018, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com.

Very truly yours, CapStar Financial Holdings, Inc.

By:	/s/ Claire W. Tucker
Name:	Claire W. Tucker
Title:	President and Chief Executive Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz

Jeffrey L. Cunningham, Athens Bancshares Corporation

Victor L. Cangelosi, Luse Gorman, PC

Thomas P. Hutton, Luse Gorman, PC